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                                                                          (a)(8)

                           Offer to Exchange Options

                              Questions & Answers


The following are answers to some of the questions that you may have about EFI's offer to exchange certain outstanding options. We realize there is a lot of information that is being provided to you, but it is important that you understand the material and the risks associated with the offer as summarized at the conclusion of this document. Because the vast majority of employees who are eligible to participate in this program are in the Foster City office, there will be an opportunity to ask questions after this Friday's lunch. For eligible employees at other locations, we encourage you to review the materials and should you have questions contact Bev Rubin at (650) 357-3108 or Tom Yamashita at (650) 357-4198.

     To assist you in this process, please reference the EFI 2002 Option Exchange Website where you will find the Offer to Exchange and the Letter of Transmittal. You should carefully read these documents because this summary is not complete and may not contain all of the information that is important to you.

Q1.  Why is EFI making the offer?

A1. The options that EFI granted between December 1, 1999 and May 31, 2000 have exercise prices that are significantly higher than the current market price of our common stock (in other words, these options currently are "underwater"). By making this offer, we intend to provide our employees with the benefit of holding options that over time may have a greater potential to increase in value, and thereby reward our employees for creating value for all of our shareholders.

     Additionally, we have a limited number of shares of our common stock that are reserved for option grants under the 1999 Plan As a result, our ability to make future option grants under the 1999 plan is severely constrained. This offer allows us to cancel those options that we acquire in the offer and return the shares of common stock subject to those options to the option pool of the 1999 plan from which the cancelled options were granted. Those shares of common stock returned to the option pool will then become available for the new options and other future option grants.

Q2. Why does EFI have a limited number of 1999 Plan options available for employees?

A2. In 2000, we offered three stock option grants to counter the effects of the downturn in the stock price. These three grants plus new hire grants comprised over nine million shares in 2000, limiting our remaining pool of available options.
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Q3.  Which securities is EFI offering to exchange?

A3. EFI is offering to exchange all outstanding, unexercised options (vested and unvested) to purchase shares of common stock of EFI granted under the 1990 Stock Plan and/or the 1999 Equity Incentive Plan between December 1, 1999 and May 31, 2000. If you elect to tender your eligible options, you must also tender all options granted to you after March 17, 2001 under any of the option plans, regardless of exercise price.

Q4.  Who is eligible to participate?

A4. All employees of EFI or one of its subsidiaries, including our directors and executive officers, are eligible to participate in the offer to the extent they hold outstanding eligible options.

Q5.  Are employees outside the United States eligible to participate?

A5. Yes. All employees outside the United States are eligible to participate. Special tax considerations may apply to those participating in the offer outside of the United States. It is important that you aware of any implication prior making the decision to exchange your option. Please contact your local tax advisor for local tax advice.

Q6.  How many new options will I receive in exchange for my tendered options?

A6. If you meet the eligibility requirements and subject to the terms of the offer, you will be granted a new option grant to purchase the number of shares equal to two-thirds (2/3rds) of the number of eligible and accepted shares you tendered.

Q7.  If I'm eligible for the exchange, would I get an additional grant in 2002?

A7. Yes. Employees eligible for the option exchange program are also eligible to receive a very small supplemental grant in 2002 after the "6+1" exchange grant, whether or not they choose to participate. This separate grant will be based on the individual's performance.

Q8.  If I'm not eligible for the exchange, do I get a grant in 2002?

A8. Yes. As always, option grants are discretionary and based on individual performance and the size of the company option pool. Employees not eligible to participate in the option exchange program will be eligible for a 2002 annual stock option grant at the same time the new option grants are given to those who exchanged shares.

Q9.  What are the conditions of the offer?

A9. Participation in the offer will be your choice and should be made after a thorough review of the information available to you. The offer is subject to a number of conditions which are described in the Offer to Exchange document.

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Q10. When does the offer expire or when is the last day that I can exchange my options ? Can the offer period be extended, and if so, how will I be notified if it is extended

A10. The offer expires on October 12, 2001, at 5:00 p.m., Pacific Time. EFI may, in its discretion, extend the offer at any time, but we cannot assure you that the offer will be extended or, if extended, for how long. If the offer is extended you will be notified via email.

Q11. When will I receive my new options?

A11. The new options will be granted on or promptly after the first trading day that is at least six months and one day after the date we accept and cancel the options. If we accept and cancel tendered options on October 12, 2001, which is the scheduled cancellation date of the offer, the new options will be granted promptly on or after April 15, 2002. All new options will be granted on the same date.

Q12. What will the exercise price of the new options be?

A12. The exercise price per share of the new options will be equal to the last reported sale price of our stock on the Nasdaq on the date prior to the date we grant the new options. Accordingly, we cannot predict the exercise price of the new options, which may be higher or lower than the current market price of our stock or the original exercise price.

Q13. When will the new options vest?

A13. The new option grant will continue to vest according to the same schedule as the exchanged option grant, without interruption. In other words, the vesting clock does not start anew with your new grant. The vesting of the new option grant would parallel what you would have been vested if you did not exchange the options.

     However, if you are a non-exempt employee, under the U.S. federal wage laws your new options cannot vest or become exercisable until six months after the new option grant date. Upon the expiration of that six-month period, the vesting of your new option grant will parallel the original vesting schedule.

     To help determine whether you are non-exempt or exempt, non-exempt employees are paid on an hourly basis and exempt employees are paid on a salaried basis. Please contact your HR Manager should you have any question as to your status.

Q14. Are there any eligibility requirements that I must satisfy after the cancellation date of the offer to receive the new options?

A14. Yes. You must remain an employee of EFI or one of our subsidiaries from the date you tender your options through the date we grant the new options. If, for any reason, you do not remain an employee of EFI through the date the new options are granted, you will not receive any new options or other compensation in exchange for your tendered options that were accepted for exchange and cancelled. This is not an EFI imposed rule. The concept, put in place by the

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regulatory authorities, is that you must be "at risk" for the period of six months plus one day in order to take advantage of the preferential treatment involved.

Q15. May I tender part of my eligible options and retain my remaining eligible options?

A15. No. You may tender all or none of your options; partial tenders of options will not be accepted.

Q16. What happens to options that I choose not to tender or that are not accepted for exchange?

A16. Options that you choose not to tender for exchange or that are not accepted for exchange retain their current exercise price and vesting schedule and remain outstanding until you exercise them or they expire by their terms.

Q17. Why won't I receive my new options immediately after the expiration date of the offer?

A17. If we were to grant the new options on any date that is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required for financial reporting purposes to record a compensation expense against our earnings. Under current regulations, by deferring the grant of the new options for at least six months and one day, we will not have to record such a compensation expense with respect to those options.

Q18. How was the exchange ratio determined

A18. We arrived at the ratio by looking at the number of shares that remain in the option pool, those that may be returned from the 1999 plan and the number which cannot be re-issued because they came from the 1990 plan. All new grants must be funded from the 1999 plan including, new hire option grants. EFI has a limited number of options available for option grants through 2003.

Q19. If I tender options in the offer, will I be eligible to receive other option grants before I receive my new options?

A19. If we accept any of the options you tender pursuant to the offer, you will not receive any other option grants for which you might otherwise be eligible until the grant date for your new options. If we accept and cancel any of the options you tender pursuant to the offer and we were to grant you any options prior to a date at least six months and one day after that cancellation, we would be required for financial reporting purposes to record a compensation expense against our earnings. Under current regulations, by deferring the grant of all options to those option holders whose options we accept for exchange and cancellation, we will not have to record such a compensation expense with respect to those options.

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Q20. Will I be required to give up all my rights to the cancelled options?

A20. Yes. Once the options tendered by you have been accepted, your options will be cancelled and you will no longer have any rights under those options. It is anticipated that all properly tendered options will be accepted promptly following the expiration of the offer. Of course, you will have new rights under the new option grant.

Q21. Are there any material differences between my eligible options and the new options that I will receive in exchange for my eligible options?

A21. No. The new options granted in exchange for your eligible options will have substantially the same terms and conditions as those options, except for the new exercise price and a new ten-year maximum term.

Q22. Are there circumstances where I would not be granted new options that I have cancelled?

A22. Yes. Even if your options are accepted and cancelled, EFI will not grant new options to you if prohibited by applicable law or regulations from doing so, or you do not meet the eligibility requirements outlined in the Q&As and Offer to Exchange. Such a prohibition could result from changes in foreign laws, SEC rules, regulations or policies or NASDAQ listing requirements. EFI will use reasonable efforts to avoid any prohibition. At this time we do not believe there will be or anticipate any such prohibitions.

Q23. Will I have to pay taxes if I exchange my options in the offer?

A23. If you exchange your current options for new options, you should not be required under current law to recognize income for U.S. federal income tax purposes at the time of the exchange. Further, at the grant date of the new options, you will not be required under current law to recognize income for U.S. federal income tax purposes. If you are subject to taxation in a foreign jurisdiction, whether by reason of your nationality, residence or otherwise, we recommend that you consult with your own tax advisor to determine the tax and social contribution consequences of the offer under the laws of the country in which you live and work.

Q24. When will my new stock option grant expire?

A24. As with all EFI stock option grants, your new options will expire ten (10) years from the date of the new stock option grant, or earlier if your employment with EFI terminates.

Q25. How do I tender my options?

A25. If you decide to tender your options, you must deliver, before 5:00 p.m. Pacific Time, on October 12, 2001, a properly completed and executed Letter of Transmittal to Abarca Equity, Inc., 3856 Bay Center Place, Hayward, California 94545, (telephone (800) 888-1688 or (510) 887-0300); facsimile (510) 732-9366).
If the offer is extended by us beyond that time, you must deliver the Letter of Transmittal before the extended expiration date of the offer. This is a one-time offer,and we will strictly enforce the cut-off time above. We reserve the right to reject any

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or all tenders of options that we determine are not in appropriate form or are unlawful to accept. Subject to our rights to extend, terminate or amend the offer, we currently expect that we will accept all properly tendered options promptly after the expiration of the offer.

Q26. During what period of time can I withdraw previously tendered options?

A26. You may withdraw your tendered options at any time before the offer expires at 5:00 p.m., Pacific Time, on October 12, 2001. If the offer is extended beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. To withdraw tendered options, you must deliver a written notice of withdrawal to Abarca Equity Services Group, with the required information. Once you have withdrawn your options, you may re-tender your options only by again following the delivery procedures described above prior to the expiration of the offer.

Q27. Why can't I exchange other stock options that are "underwater" and that I received earlier than December 1999?

A27. All new option grants must be from the 1999 Plan and EFI does not have a sufficient pool of options available in the 1999 Equity Incentive Plan to allow for the exchange of all options. The six-month period from December 1, 1999 and May 31, 2000 provides a benefit to as large an employee population as possible, while living within the constraints of the number of options currently available.

Q28. What happens to my other stock options that I received and that are not subject to this offer?

A.28 Options that you have received and that are not subject to this offer will retain their current exercise price and vesting schedule and remain outstanding until you exercise them or they expire by their terms.

Q29. Why don't we have more options if EFI experienced turnover of employees? Don't their unexercised options go back into the pool?

A.29 Yes. Unexercised options are returned to the option pool, however, many of the returned options originally came from the 1990 Stock Plan and cannot be reallocated.

Q30. We're not hiring many people right now so can't we grant less stock options to new hires?

A30. It is true that we have drastically cut the number of new hires and this was a consideration when evaluating the number of options required for grants in 2002 and 2003. However, EFI continues to be in a competitive environment that requires highly skilled individuals and we are committed to offering competitive grants.

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Q31.  Why can't we issue more options.

A31. Institutional shareholders discourage large option pools for employees. Issuing new options requires shareholder approval and having a large overhang (number of employee options outstanding and un-issued as a percentage of current shares outstanding) makes getting this approval very difficult if not impossible to attain. This option exchange program will help reduce the overhang and should be viewed positively by the shareholders.

Q32.  Does EFI and/or its Board of Directors recommend that I take the Offer?

A32. Although our Board of Directors approved this offer, neither EFI, the executives, nor the Board of Directors make any recommendation as to whether or not you should tender or refrain from tendering your options. You need to make your own decision as to whether or not to tender options. We strongly urge you to read the Offer to Exchange, Letter of Transmittal and related documents and understand the risks before making your decision. For questions regarding tax implications or other investment related questions, you should talk to your own legal counsel, accountant and/or financial advisor.

Q33.  Does the implementation of this plan reflect our outlook for the stock?

A33. Absolutely not. We will continue to work hard as a team to maximize EFI business opportunities and enhance our shareholder value.

Q34.  What if EFI is acquired during this six month and one day period?

A34. If EFI is a party to a change of control transaction after your tendered options are accepted for exchange and cancelled but before the new options are granted, we would require the surviving corporation (or its parent) to inherit our obligation to grant new options.

However, you should be aware that these types of transactions could have a substantial effect on the price of EFI's common stock, including substantial appreciation in the price of our common stock. Depending on the structure of this type of transaction, tendering option holders might be deprived of any further price appreciation in the common stock associated with the new options. For example, if EFI's common stock was acquired in a cash merger, the fair market value of EFI common stock, and therefore the price at which the new options are granted, would likely be a price at or near the cash price being paid for the common stock in the transaction, yielding limited or no financial benefit to a recipient of the new options for that transaction. In addition, in the event of an acquisition of EFI for stock, you might receive options to purchase shares of a different company.

Q35. What are the types of risks I should be aware of as I am making decisions on the offer?

A35. You should be aware that because we will not grant new options until on or promptly after the first trading day that is at least six months and one day after the date we accept and cancel the

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options tendered for exchange, the new options may have a higher exercise price than some or all of your tendered options. In addition, after the grant of the new options, our common stock may never trade at a price higher than the price per share of the new options. We recommend that you obtain current market quotations for our common stock before deciding on whether to tender your options.

     Also be advised that this offer does not change the "At-Will" nature of your employment with EFI. This means that your employment may terminate, either by you or EFI, prior to the grant date of vesting of the new options, for any reason and with or without cause. If you do not remain an employee of EFI or one of our subsidiaries from the date you tender your options through the date we grant the new options, you will not receive any new options, or any other payment or consideration, in exchange for your tendered options that have been accepted and cancelled, regardless of why your employment terminated.

Q36.  What should I do if I have questions about the Offer?

A36. First, carefully read through all documentation about the offer. If you have additional questions, please contact Beverly Rubin at (650) 357-3108 or Tom Yamashita at (650) 357-4198 or check the EFI 2002 Option Exchange Web Site at http://info-new.efi.com/exchange/.
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